UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2014

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

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BANCO SANTANDER (BRASIL) S.A.

Public-Held Company with Authorized Capital

Corporate Taxpayer ID (“CNPJ”) # 90.400.888/0001-42

Company Registry Number (“NIRE”) 35.300.332.067

NOTICE TO SHAREHOLDERS

Erratum

Dividends

We hereby inform the Shareholders and the general market that the Board of Directors of Banco Santander (Brasil) S.A. (“Company”), at the meeting held on the present date, approved the re-ratification of the resolution approved at the Board of Directors Meeting of the Company held on March 26, 2014 at 10:30 a.m., specifically with respect to item "e" on the agenda, to contain the correct values as corresponding to the common shares, preferred shares and Units, all per lot of one thousand (1,000) amounts. In this sense, ratified the approval by the Board of Directors of the Company,in respect that the Board of Executive Officers’ proposal, according to the meeting held on March25, 2014, to declare and pay, ad referendum of the General Annual Meeting to be held on 2015, of (i)the Company´s Intermediary Dividends, based on the Dividend Equalization Reserve in the amount of ninety nine million eight hundred and seven thousand three hundred and thirty five Reais and sixteen cents (R$ 99,807,335.16); and of (ii)the Company´s Interim Dividends, based on the profit reported on the balance sheet of February, 2014 in the amount of one hundred and twenty million one hundred ninety two thousand and six hundred and sixty four Reais and eighty four cents (R$ 120.192.664,84), corresponding to:

Shares	IntermediaryDividends (amount/thousand)	Interim Dividends (amount/thousand)
ON	R$ 0.240571396	R$ 0.289707336
PN	R$ 0.264628536	R$ 0.318678070
Unit(*)	R$ 26.462853607	R$ 31.867806997

(*) 1 (one) Unit corresponds of 1 (one) American Depositary Share (“ADS”)

The shareholders entitled for the Intermediary Dividends and Interim Dividends will be the ones registered in the Company’s books at the end of March26, 2014, including. Therefore as of March 27, 2014, including, the Company’s shares shall be traded “Ex-Dividends”.

The amount of Intermediary Dividends here approved shall be fully included in the additional dividends to be distributed by the Company referring to the fiscal year 2014, and the amount of Interim Dividens here approved shall be fully included in the mandatory dividend to be distributed by the Company referring to the fiscal year 2014, and both will be paid as of August 28, 2014, without any compensation of monetary restatement.

For American Depositary Receipts (ADRs) traded in the New York Stock Exchange – NYSE holders, the payment shall be made through JPMorgan Chase Bank, N.A., ADRs depositary bank. Information regarding the US Record Date, payment date, or any further information may be obtained at www.adr.com.

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São Paulo,March 28, 2014.

Carlos Alberto López Galán

Investor Relations Officer

BANCO SANTANDER (BRASIL) S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: March 28, 2014

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Carlos Alberto Lopéz Galán
Carlos Alberto Lopéz Galán Vice - President Executive Officer